Exhibit 99.3

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbayminerals.com	TMX, NYSE — HBM 2012 No. 06
News Release

Hudbay Releases Fourth Quarter 2011 Results

Strong Production Results as Hudbay Meets 2011 Targets

Highlights

•                  2011 production and operating cost targets achieved with strong fourth quarter operating results. Fourth quarter operating cash flow before changes in non-cash working capital* increased 42% to $52.2 million compared with the same period last year.

•                  Lalor project construction and development proceeding well with first ore production remaining on schedule for mid-2012. New copper-gold mineralization discovered approximately 400 metres northeast of the main Lalor deposit.

•                  Key construction permits for Reed copper project received as site construction commences slightly ahead of schedule, with first ore production still expected by the fourth quarter of 2013.

•                  Front-end engineering and design of the Constancia project is well advanced with some long-lead orders secured. A further project update is expected by the end of the first quarter of 2012.

•                  Exploration success continues at the high-grade Pampacancha deposit adjacent to the Constancia project as recent drill results have expanded the deposit to the north and west and demonstrated higher grades in the middle of the deposit.

•                  Semi-annual dividend of $0.10 per share declared.

Toronto, Ontario, March 7, 2012 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX:HBM) (NYSE:HBM) today released its fourth quarter 2011 financial results. The company reported a profit of $34.3 million, or $0.21 per share, in the fourth quarter of 2011, compared to a profit of $7.9 million, or $0.07 per share in the fourth quarter of 2010.

Operating cash flow before changes in non-cash working capital* increased 42% to $52.2 million, or $0.30 per share, in the fourth quarter of 2011 from $36.7 million, or $0.25 per share, in the fourth quarter of 2010 mainly as a result of higher revenue from increased sales volumes as excess copper concentrate inventories were sold, partly offset by lower copper and zinc prices.

*Refer to “Non-IFRS Measures” at the conclusion of this press release

“Consistent operating performance from our reliable northern Manitoba operations enabled us to meet our production targets in 2011 for the fifth consecutive year,” said David Garofalo, Hudbay’s president and chief executive officer. “Our focus in 2012 is on our robust portfolio of development assets, which are expected to provide significant copper, gold and zinc production growth once they are brought into production.”

Hudbay’s board of directors has declared a semi-annual dividend in the amount of $0.10 per common share, payable on March 30, 2012 to shareholders of record on March 20, 2012.

The company also announced that, after 34 years of exceptional service, Tom Goodman, Senior Vice President and Chief Operating Officer will retire effective June 2012 and will stand for election to the company’s board of directors at its next Annual Meeting of Shareholders. Alan Hair, currently Senior Vice President, Business Development and Technical Services and a 16-year veteran of the company, will assume the role of Chief Operating Officer upon Mr. Goodman’s retirement.

Strong Financial Results Driven by Higher Sales Volumes, Steady Production and Cost Control

Revenues increased to $254.3 million in the fourth quarter of 2011 compared to $184.6 million in the fourth quarter of 2010, which represents a 38% increase, due to higher copper concentrate sales volumes, partly offset by lower copper and zinc prices.

Hudbay continued to achieve good cost control at its operations during the fourth quarter. Operating costs per tonne at the 777 mine were 2% lower compared to the same period last year, primarily due to lower operating development costs. The Flin Flon concentrator and zinc plant also reduced costs in the fourth quarter, with unit operating costs decreasing by 8% and 3% respectively, compared to the same period in 2010.

Strong Cash Flow Generation

Operating cash flow before changes in non-cash working capital* increased to $52.2 million, or $0.30 per share, in the fourth quarter of 2011 from $36.7 million, or $0.25 per share, in the same period in 2010, mainly as a result of higher sales volumes. Capital expenditures increased to $84.7 million during the fourth quarter of 2011 compared to $35.5 million in the fourth quarter of 2010 due to increased project activity at Lalor and Constancia, partly offset by reduced sustaining capital expenditures.

Cash and cash equivalents increased to $899.1 million at December 31, 2011 from $871.1 million at September 30, 2011. Strong operating cash flow generation and proceeds from the US$15.1 million disposition of Zochem during the fourth quarter more than offset capital expenditures. Together with its unused credit lines, Hudbay has available liquidity of approximately $1.1 billion and no debt. The company is pursuing long-term debt financing to maintain financial flexibility in anticipation of a formal decision to commence full scale construction at Constancia.

Lalor Development and Construction Advancing Well; Initial Production on Track for Mid-2012

At the 100% owned Lalor project, the planned 3,200 metre access ramp from the Chisel North mine to the Lalor project was completed during the fourth quarter on schedule and on budget. Initial production up the ventilation shaft remains on track for mid-2012.

The ventilation shaft is now sunk to approximately 500 metres and is expected to reach its ultimate depth of 835 metres by July 2012. Project development on the 810 metre level has been completed as have the undercut and development for the ventilation shaft breakthrough.

Diamond drilling commenced in January 2012 from the 810 metre level, delineating the first ore production zone in the base metal lens number 10. This represents the first time the company has been able to conduct underground drilling at Lalor. This drilling has enabled confirmation of the ore body location, grades and thicknesses, which allow for the development of the detailed mining plan and sequencing.

Construction on the main site is progressing well. The headframe has been substantially completed and the main production hoist has been commissioned. The production hoist will be used to sink the main shaft, beginning late in March 2012, and will also be used for production when the main shaft has been commissioned, eliminating the cost and time delay associated with changeover from sinking to production.  Other site activities included completion of the site warehouse and surface shop and the commissioning of the water treatment plant and temporary sewage plant. Basic engineering for the concentrator is well underway as the company expects to place procurement orders for the surface crusher and the sag and ball mills by the end of the first quarter of 2012. Full production at Lalor is expected to remain on track for late 2014.

New Lalor Copper-Gold Mineralization Discovered

Hudbay also announced results from its recent surface exploration drill program at Lalor, including a new copper-gold occurrence located approximately 400 metres northeast of the main Lalor deposit. Hole DUB283 intersected 8.26% copper and 5.91 g/t gold over a core length of 6.12 metres. A follow-up hole DUB283W02 intersected 7.79% copper and 2.49 g/t gold over a core length of 5.55 metres. Drilling continues in the area with hole DUB287, which was started in late February. Two other drills are testing targets approximately two kilometres south of Lalor. To view a plan map of the recent drill results please visit Our Business — Development — Lalor at www.hudbayminerals.com.

Highlights from the drill program at Lalor include:

HOLE	Core Length(1) (m)	From (m)	To (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
DUB283	6.12	1241.50	1247.62	8.26	5.91	31.63	0.09
includes	2.81	1242.69	1245.50	10.77	9.60	46.79	0.11
DUB283W02	5.55	1270.75	1276.30	7.79	2.49	34.24	0.31

(1) Intersection assays are either a single assay of a sample of the entire intersection length or a composite

HOLE	Status	Core Size	NAD83 Zone 14 East	NAD83 Zone 14 North	Grid Elevation (m)	Length (m)	Grid Direction	Azimuth	Dip
DUB283	Complete	NQ	427260	6081519	303	1488	50	7	-82.0
DUB283W02	Complete	NQ	427260	6081519	303	1418	50	7	-82.0

Current Phase of Project Optimization at Constancia is Ongoing; Full Project Update Expected by the End of March 2012

Capital expenditures on the 100% owned Constancia project were $43.6 million in 2011 and the company’s board of directors has approved an additional $107 million for pre-construction activities during the first quarter of 2012.

Preconstruction activity is continuing, including ongoing engineering and procurement activity, hydrogeological drilling and camp construction. Orders were placed for the grinding mills in late 2011 and will be placed for mobile equipment during the first quarter of 2012. Other ongoing activities include monitoring of applications for key permits governing beneficiation, mining and water. These permits are expected to be awarded in the ordinary course in the second quarter of 2012, as Constancia received its key environmental permit in late 2010.

Optimization and front end engineering and design are well-advanced and Hudbay expects to provide a further project update by the end of the first quarter of 2012. Among the project scope changes the company is considering are incorporating high grade Pampacancha ore into the mine plan, adding tailings capacity to accommodate a significant increase in the in-pit reserve and maximizing mill throughput.

While capital and operating cost estimates for Constancia have not been finalized, these scope changes, along with local currency appreciation and general cost escalation common to other mining projects globally, are expected to result in capital costs higher than the US$920 million cost estimate released by Norsemont Mining Inc. in February 2011. Hudbay is incorporating scope changes and a new resource model on the main pit into a new project economic model and mine plan. Initiatives to arrange long-term debt financing for Constancia are well-advanced and expected to be complete before a formal project recommendation is made to Hudbay’s board of directors. The project schedule currently remains unchanged, with first production expected in 2015 and full production in 2016.

Pampacancha Deposit Expanded to the North and West; Initial Resource Estimate by end of March 2012

Hudbay also announced exploration results from the high-grade Pampacancha deposit, which is 2.5 kilometres from the proposed Constancia open pit. Recent drill results have expanded the deposit to the north and west. In addition, hole PO-11-097, with 1.07% copper and 0.44 g/t gold over 38.9 metres, demonstrates significantly higher grades than other previously released intersections from the middle of the deposit.

Highlights from the drill program at Pampacancha included:

HOLE	Core Length (m)	From (m)	To (m)	Cu (%)	Au (g/t)	Ag (g/t)	Cu Eq(1) (%)
PO-11-094	86.70	147.00	233.70	1.78	0.65	12.74	2.31
PO-11-097	38.90	207.00	245.90	1.07	0.44	7.77	1.48
PO-11-101	46.90	170.00	216.90	0.85	0.63	5.02	1.28
PO-11-107	28.10	191.15	219.25	1.23	0.33	25.87	1.88

(1)Calculated using commodity prices of US$1,100/oz Au, US$22.00/oz Ag, US$2.75/lb Cu and US$13.00/lb Mo. Copper cut-off reported as 0.2%. Composited intersections are reported as core length and do not represent true width.

HOLE	East	North	Elevation	Azimuth	Dip	Total Depth
PO-11-094	204,621.00	8,397,424.00	4312.2	25	-75	370.75
PO-11-097	204,791.00	8,397,403.00	4270.8	270	-85	344.4
PO-11-101	204,617.00	8,397,427.00	4312.2	85	-75	352.4
PO-11-107	204,737.00	8,397,602.00	4328.1	242	-75	413.05

Note: Collar coordinates, National Grid UTM coordinates based on the Provisional South America 1956 (PSAD56) datum 19S

These results are being incorporated into an initial resource estimate for Pampacancha, which will form part of a corporate reserve and resource update expected to be released in late March 2012. Following a focus on hydrogeological drilling, exploration is scheduled to restart in the second quarter of 2012 with the aim of expanding the Pampacancha deposit and exploring targets in the Chilloroya South prospect. To view a plan map of the recent drill results please visit Our Business — Development — Constancia at www.hudbayminerals.com.

Reed Copper Project Construction Commences

Key permits required for construction at the 70% owned Reed copper project have been received slightly ahead of schedule and site preparation is currently underway. The ramp decline is anticipated to commence in the second half of 2012.

Two exploration drills are operating within a few kilometres of the Reed copper project testing known mineralized horizons and geophysical anomalies. A 4,000 metre exploration drill program is planned at the Reed deposit for 2012 to test possible down plunge extensions of the known mineralized zones. An additional 4,000 metres is planned to test regional geophysical anomalies and to follow up on the Reed North mineralization in Hole RLE006, which intersected 7.18 metres of 7.44% copper at a property under option to the company, which is two kilometres northeast from the Reed deposit.

Additional drill results at Reed North include 3.95 metres of 9.31% copper, 1.87% zinc, 3.59 g/t gold and 35.53 g/t silver from Hole RLE021 and 4.15 metres of 2.16% copper, 0.18% zinc, 0.71 g/t gold and 8.01 g/t silver from Hole RLE022.

Key Financial Results

($000s except per share amounts)	Three Months Ended December 31		Year Ended December 31
	2011	2010	2011	2010
Revenue	254,314	184,607	890,817	781,032
Profit before tax	69,813	26,594	209,025	108,669
Profit from continuing operations	34,286	13,694	75,196	40,415
Basic and diluted (loss) earnings per share(1)	0.21	0.07	(0.92)	0.16
Profit (loss) for the period	34,286	7,868	(163,588)	21,017
Operating cash flow(2),(3)	52,194	36,713	220,313	140,482
Operating cash flow per share(2),(3)	0.30	0.25	1.31	0.93
Cash and cash equivalents	899,077	901,693	899,077	901,693
Total assets	2,448,820	2,083,544	2,448,820	2,083,544

(1) Attributable to owners of the company

(2) Refer to “Non-IFRS measures” at the conclusion of this press release.

(3) Before changes in non-cash working capital.

Non-IFRS Measures

Operating cash flow before changes in non-cash working capital and operating cash flow per share, are included in this news release because these measures are performance indicators that it uses to monitor performance. Hudbay uses these measures to assess how well it is performing relative to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. Hudbay believes that the inclusion of these measures in the news release helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess Hudbay’s performance. These measures do not have a meaning presented by IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents calculations of cash flows for the three months and year ended December 31, 2011 and December 31, 2010.

	Three Months Ended		Year Ended
($000s except share and per share amounts)	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010
Cash generated by operating activities, per financial statements	97,103	42,270	250,219	195,163
Adjustments:
Changes in non-cash working capital	4,910	(2,367)	(15,791)	(7,619)
Changes in non-cash taxes receivable/payable	(49,819)	(3,190)	(14,115)	(47,062)
Operating cash flow before changes in non-cash working capital	52,194	36,713	220,313	140,482
Weighted average shares outstanding	171,905,912	149,219,230	167,863,427	150,636,835
Operating cash flow per share	0.30	0.25	1.31	0.93

This measure is intended to provide an indication of Hudbay’s operating cash flow generation prior to the impact of fluctuations in working capital accounts, including taxes payable and receivable (but excluding the effect of other comprehensive income items and other adjustments). Under Canadian GAAP, “Changes in non-cash working capital” in the statement of cash flows included changes in taxes payable and receivable (but excluding the effect of other comprehensive income items and other adjustments), whereas IFRS presentation requires that taxes paid be presented separately in the statement of cash flows. This non-IFRS measure generates results that are comparable to Hudbay’s previous non-GAAP presentation of operating cash flow before changes in non-cash working capital.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/MDAHBMYE2011.pdf

Financial Statements:

http://media3.marketwire.com/docs/FSHBMYE2011.pdf

Conference Call and Webcast

Date:	Thursday, March 8, 2012

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3416 or 877-974-0446

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4515197#

The conference call replay will be available until midnight (Eastern Time) on March 22, 2012. An archived audio webcast of the call also will be available on HudBay’s website.

Qualified Person

The technical and scientific information for Hudbay’s Manitoba operations in this news release has been prepared by or under the supervision of Robert Carter, P.Eng. The technical and scientific information in this news release for the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo. Each of Mr. Carter and Mr. Meagher is a “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects.

For additional detail on Hudbay’s Lalor and Constancia projects, including data verification and quality assurance/quality control processes, refer to Hudbay’s “Technical Report, Lalor Deposit, Snow Lake, Manitoba, Canada” dated October 9, 2009 available under Hudbay’s profile at www.sedar.com and Norsemont Mining Inc.’s technical report entitled “Norsemont Mining Constancia Project Technical Report” dated February 21, 2011, available under Norsemont’s profile at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the company’s ability to develop its Lalor, Constancia and Reed projects and its other properties, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, mine life projections, and business and acquisition strategies. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Hudbay to be materially different from those expressed or implied by such forward-looking information, including the ability to receive permits required to achieve production at Lalor, Constancia and Reed, develop and operate its key projects on an economic basis and in accordance with applicable timelines, geological and technical conditions, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in Hudbay’s Annual Information Form under the heading “Risk Factors”.

Although Hudbay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this news release relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action.

Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect Hudbay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Hudbay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of Hudbay, its financial or operating results or its securities.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F filed on March 31, 2011 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com